

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via Email
Chuan Beng Wei
Chief Executive Officer
REDtone Asia, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Road
Kwun Tong, Hong Kong

> **Re: REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc.)**
> **Form 8-K filed on September 30, 2010, as amended by**
> **Amendment No. 3**
> **Filed on June 30, 2011**
> **Form 10-Q for the quarterly period ended February 28, 2011, as amended by**
> **Amendment No. 1**
> **Filed June 30, 2011**
> **File No. 333-129388**

Dear Mr. Wei:

We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed on June 30, 2011

General

1.   We note your response to comment one from our letter dated May 31, 2011. Please revise your filing to discuss your apparent failure to file an information or proxy statement and your belief that liability under the federal securities laws is substantially reduced because you obtained shareholder and board consents.

2.   We note your organizational chart on pages three through five. Please revise to use your current name, REDtone Asia, Inc., and disclose which entities have their incorporation or domicile within and outside of China.

Item 10. Directors, Executive Officers, and Corporate Governance, page 23

3.   We note your response to comment six from our letter dated May 31, 2011; however you have not complied. Please provide the disclosure regarding the specific experiences, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Note 3 – Summary of Significant Accounting Policies, page 34

(j) Revenue Recognition, page 35

4.   We note your response to comment seven from our letter dated May 31, 2011. You have indicated that you would be considered an agent with respect to your transaction with CTT, but it is not clear whether you are recording the revenues on a gross or net basis. Please clarify.

5.   We note your response to comment 12 from our letter dated May 31, 2011. Tell us in more detail why you believe that it is appropriate to recognize revenues and costs on a gross basis in connection with your collaboration agreements.

Form 10-Q/A for quarterly period ended February 28, 2011

Note 10 – Amount due from/(to) Related Companies, page 10

6.   We note your response to comment ten from our letter dated May 31, 2011. You have noted that the receivable will be collected within 3 to 5 years, yet this balance appears as a current asset on the balance sheet. Please tell us why this is appropriate. Please also disclose the nature of your relationship with REDtone Technology Sdn. Bhd.

        You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Carlos Pacho for

                                                Larry Spirgel
                                                Assistant Director

cc: Via Email
        Callie Jones, Esq.
        Vincent & Rees